FILED VIA EDGAR

October 24, 2007

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	The Lou Holland Trust (the “Trust”)

File Nos. 333-00935; 811-07533

Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the “1940 Act”), please find a copy of the executed Investment Company Blanket Bond (the "Bond") for the Trust under Exhibit 99-1.

Also enclosed is a copy of the resolutions passed by the Board of Trustees of the Trust, including a majority of the Trustees who are not "interested persons" (as defined by the 1940 Act), approving the amount, type, form and coverage of the Bond, now in effect for the registrant under EXHIBIT 99-2.

Premiums have been paid for the Bond for the period beginning October 31, 2007 to October 31, 2008.

If you have any questions about this filing, please contact the undersigned at (312) 553-4844.

Very truly yours,

/s/ Susan M. Chamberlain

Susan M. Chamberlain

Chief Compliance Officer